                                     p=m*v
                        2004 Stantec Inc. Annual Report

                                 [STANTEC LOGO]

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
In thousands of
dollars, except per
share amounts and
ratios                         2004           2003           2002          2001           2000
-----------------------     -----------   -----------    -----------    -----------    -----------
Gross revenue               $   520,879   $   459,942    $   428,456    $   356,942    $   265,568
Net revenue                     449,151       391,396        365,148        298,772        221,263
Income before taxes              44,660        39,628         33,095         27,306         20,867
Net income                       30,190        25,070         20,192         15,370         11,226
Current assets                  208,755       177,629        163,261        121,267         94,183
Current liabilities             126,755       127,047         99,295         88,487         68,667
Property and equipment           48,262        67,670         51,747         41,371         36,938
Long-term debt                   21,155        31,159         41,730         15,652         13,893
Shareholders' equity            189,056       160,528        151,426        107,450         92,233
Gross revenue backlog           380,000       310,380        299,801        259,185        192,238
Net cash (bank                   37,890        (9,808)        29,202         (7,145)         3,426
indebtedness) position
Earnings per share -               1.63          1.37           1.12           0.92           0.78
basic
Earnings per share -               1.59          1.31           1.07           0.88           0.76
diluted
Book value per share              10.02          8.76           8.28           6.38           5.54
Current ratio                      1.65          1.40           1.64           1.37           1.37
Debt to equity ratio              (0.02)         0.34           0.22           0.30           0.22
Price earnings ratio              16.25         16.13          14.91          13.99           9.94
Weighted average number
of
  shares outstanding         18,499,598    18,329,960     17,987,358     16,742,730     14,374,264
Shares outstanding           18,871,085    18,327,284     18,282,720     16,846,340     16,668,340
Shares traded                 5,736,000     5,163,000      4,553,100      8,907,200      4,551,610
High                              29.39         23.48          20.50          14.25           8.00
Low                               20.35         14.50          12.88           7.25           5.25
Close                             26.48         22.10          16.70          12.88           7.75

2004 Highlights

Increased gross revenue 13.2% to $520.9 million from $459,9 million in 2003, with net revenue increasing 14.8% to $449.2 million, net income increasing 20.4% to $30,2 million, and basic earnings per share increasing 19,0% to $1.83.

Achieved key growth objectives -- the creation of a new region in the US Northeast, the expansion of our Architecture & interior Design group to the largest in Canada and one of a few national practices, and the development of a new market in the bio/pharmaceuticals sector

Increased our total staff number to approximately 4.300 through the integration of four firms as well as internal hiring.

Completed the development and implementation of a robust internal infrastructure capable of supporting growth, including a new enterprise management system and other Web-based information resource tools.

              [BAR GRAPHIC][BAR GRAPHIC][BAR GRAPHIC][BAR GRAPHIC]
                              [Plot Point to Come]

CORPORATE PROFILE

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, and project management. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. With a roster of comprehensive services, our Company supports clients at every stage, from initial concept and financial feasibility to project completion and beyond. Our multidisciplinary practice areas serve public and private sector clients in a diverse range of markets.

In simple terms, the world of Stantec is the water we drink, the roadways we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Stantec's services are offered through more than 4,000 employees operating out of over 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN. STANTEC = SUSTAINABLE SOLUTIONS

Contents
Message to Shareholders..................................         4
Momentum = Mass * Velocity...............................         6
  Power..................................................         8
  Drive..................................................        10
  Strength...............................................        14
  Energy.................................................        16
  Force..................................................        20
Management's Discussion and Analysis.....................        22
Management Report........................................        47
Auditors' Report.........................................        48
Consolidated Financial Statements........................        49
Notes to Consolidated Financial Statements...............        52
Board of Directors/Officers..............................        67
Shareholder Information..................................        inside back cover
Principal/Local Offices..................................        inside back cover

                                    momentum
                                     (p=m*v)

/momentem/ n. (pl. momenta /- ta/) 1 Physics the quantity of motion of a moving body, measured as a product of its and velocity. 2 the impetus by movement, 3 strength or continuity derived from an initial effort, [L f, movimentum f, movere move] syn see POWER, DRIVE, STRENGTH, ENERGY, FORCE,

                                  [BAR GRAPH]
                              [PLOT POINT TO COME]

Message to Shareholders

Momentum is "mass in motion." Going into 2005, Stantec is on the move.

Over the past five years, we have invested in growing our firm (mass) by increasing our staff from 2,300 to 4,300; expanding our offices from 40 to 50; making our internal systems more robust; adding resources in risk management, compliance, and financial services; increasing our number of practice areas; and enhancing our marketing resources. And we have realized this growth while maintaining or increasing the rate at which we are moving forward (velocity). In the last five years, our growth rate has averaged 21.5% in net revenue and 22.1% in basic earnings per share. Stantec has the momentum to continue to succeed in a challenging business environment.

Our ability to react and adapt to changes in our marketplace helped us maintain our long-established track record of growth and performance in 2004. In so doing, we achieved our 51st year of uninterrupted profitability. Gross revenue increased to $520.9 million, up 13.2% from 2003; net revenue increased to $449.2 million, up 14.8%; net income increased to $30.2 million, up 20.4%; and basic earnings per share increased to $1.63, up 19.0%. This performance contributed to a 19.8% increase in share price during the year.

Our consistent performance and financial success continue to provide the power to pursue an orderly growth plan through acquisitions and organically. Stantec's business model remains unchanged and is based on diversifying our operations across different geographic regions, specializing in distinct but complementary practice areas, and providing professional services in all phases of the infrastructure and facilities project life cycle. In 2004 we acquired four firms. The acquisition of The Sear-Brown Group in April added the bio/pharmaceuticals sector to our market as well as a new region in the US Northeast. And through the integration of GBR Architects in Winnipeg, Manitoba, in May and of Dunlop Architects in Toronto, Ontario, in October, we expanded our Architecture & Interior Design group to the largest in Canada and one of a very few national practices. We also welcomed new colleagues from Shaflik Engineering in Vancouver, British Columbia, in November to enhance our expertise in electrical engineering for sports facilities and transportation systems. Together these acquisitions, combined with internal growth, added 600 employees to our operations, increasing our total staff number to about 4,300 at year-end.

        [PICTURE]
Tony Freanceschini, P.Eng.
President & CEO

WITH OUR SIGHTS CLEARLY SET ON FURTHER GROWTH, WE ARE MOVEIING CONFIDENTLY INTO THE FUTURE.

We have momentum not because we rushed into a new strategy or venture in 2004 but because we continued to steadily build a stronger Company to support our next stage of development. For example, we invested time and resources in integrating our service delivery across disciplines and geographic regions during the year, as well as in expanding our learning and training programs for our employees, completing the implementation of our new enterprise management system, and adding a new practice area. In addition, we remain committed to maintaining a strong corporate governance structure and have a knowledgeable, dedicated board of directors. At the end of 2004, we welcomed two new members to our board, Sue Hartman and Bob Mesel. We are now in a position to lever our momentum toward our goal.

Stantec's current vision -- established in 1998 -- is to become a top 10 global design firm by 2008. To achieve this objective, we will continue to pursue excellence in design and project delivery and to follow an orderly growth plan. Our strategy is to increase our geographic reach in North America and selected international markets, where we see the potential to grow new regions and develop new markets for our services.

Our goal is within our reach because we have a strong balance sheet with a sustainable level of debt and unused capacity in our term loan and revolving credit and because we are in a healthy cash position. This financial strength gives us the flexibility to continue to make appropriate investments in acquisitions and internal growth.

Even as we grow and develop our Company, one element of our operational strategy will always remain constant: our commitment to delivering quality services that have a positive impact on our world. The range of services we offer in our specialist practice areas gives us the force to undertake diverse projects of any size for both public and private sector clients in our industry -- projects as diverse as the Ashbridges Bay Treatment Plant, the Niagara Falls International Airport Terminal, the Central Phoenix/East Valley Light Rail Transit System Downtown Line, and the Wyeth Pharmaceuticals Oral Solid Dosage Facility Expansion. The environmental engineering services we are providing for the upgrade to the Ashbridges Bay Treatment Plant in Toronto, Ontario -- Canada's largest secondary wastewater treatment facility -- will address odor problems that have been a concern for local residents for many years. Scheduled for completion within a seven- to eight-year time frame, the project will also involve a major conversion of the plant's aeration system and an upgrade of the grit and screening facilities. In Niagara Falls, New York, we have been awarded a contract to provide architecture, interior design, and buildings engineering services for the development of a new airport terminal at the Niagara

Falls International Airport, our first terminal design project in the US. Once complete in 2006, the 74,000-square foot (6,875-square metre) facility will serve as a "gateway" for scheduled and charter airline traffic to the many tourist attractions in the Niagara Region. Our skills are also being used in the detailed design and engineering of the most challenging, downtown corridor section -- covering 8.25 miles (13.2 kilometres) -- of the Central Phoenix/East Valley Light Rail Transit system in Phoenix, Arizona. And we are providing engineering design for all phases of the development of two new, world-class oral solid dosage manufacturing suites for Wyeth Pharmaceuticals in Puerto Rico.

At Stantec we have spent many years amassing the people, expertise, and services we need to gain momentum in our marketplace. And we are prepared to sustain that momentum as we continue to evolve our dynamic Company. We believe we can achieve our goals because we have employees with the energy, commitment, and bold ideas to execute our operating plan. With our sights clearly set on further growth and development, we are moving confidently into the future.

In closing, I would like to take this opportunity to pay tribute to Robert Flynn and Stephen Lister, two outstanding directors who retired from our board in 2004 following 10 years of committed service. I am grateful for the wise counsel and business experience they have contributed to the success of our Company.

I wish to extend my sincere appreciation to our employees for their continued dedication to our common vision and to thank our board of directors, clients, and shareholders for their ongoing confidence and support.

Tony Franceschini
-----------------
Tony Franceschini, P.Eng. President & CEO

MOMENTUM= MASS * VELOCITY

If an object is on the move, then it has momentum -- it has its "mass in motion." And without doubt, Stantec has momentum. With steady speed, our Company is increasing in depth, breadth, and size while achieving consistent, profitable growth in revenue and earnings.

Our momentum is derived from the foundation we have established since our beginning in 1954 -- energetic staff who are committed to achieving excellence in project design and meeting our clients' needs; sound business principles focused on operating cost efficiently and providing quality services; a sustainable business model that allows us to manage risk while pursuing an orderly growth plan; and a robust internal infrastructure capable of supporting growth and a dynamic future. Through continuous, measured steps, we have evolved from a local operation serving a few clients in northern Alberta into a global organization serving several thousand clients across North America and internationally. We now offer services in five major geographic regions and 17 practice areas.

From this solid foundation, we are channeling our momentum in a single, unwavering direction -- toward our goal of becoming a top 10 global design firm by the year 2008.

In the following pages, we invite you to look at our increasing mass, consider our velocity, and assess our potential for long-term growth and development. We are confident that you will see a Company with the momentum to continue to propel itself into the future.

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                                                                          Page 7
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
[PICTURE]                             [PICTURE]                          [PICTURE]
Somersett is the largest      Stantec created a  wetland      Customer eevice and functionality
premier-planned community        at the  University of        drove the design of ATB Financial's
in northern Nevada.               Waterloo in Ontario.        renovation in Edomonton, Alberta.

WE HAVE THE
POWER
TO GROEW WHILE REMAINING
PROFITABLE.

In fact, since our beginning in 1954, our Company has kept in steady motion an uninterrupted track record of 51 consecutive years of profitability. What is more, since our initial public offering in 1994, we have grown our gross revenue, net income, and basic earnings per share at an impressive compound average annual rate of 19.3%, 22.7%, and 16.0% respectively. Our consistent performance has contributed to a 481% increase in share price during this 10-year period.

Such performance has given us the financial strength to increase our revenue and workforce through a combination of acquisitions and internal hiring. Since 1994 we have integrated over 40 firms and close to 2,900 employees into the Stantec family from throughout Canada, the US, and the Caribbean.

And this power is taking us toward the goal we set in 1998 of becoming a top 10 global design firm by the year 2008. Being a top 10 firm will allow us to better meet our clients' needs and to give our employees opportunities to provide the best services working with the best clients on the best projects. The 10-year plan we established to reach this objective requires that we grow the Company between 15 and 25% annually. Stantec is now a $500 million company with over 4,000 employees operating out of more than 50 offices.

The momentum for our continued growth and profitability comes from our three-dimensional business model, which enables us to manage risk while continuing to increase our revenue and earnings. Focused on the infrastructure and facilities sector, the model works by diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure life cycle, thus ensuring that we do not have to rely on any single geographic region, practice area, or life cycle solution for our business. We currently operate in five geographic regions in North America -- Canada West, Canada Central, the US Southwest & West, the US Southeast, and the US Northeast. In total, we have offices in five provinces and 12 states. We also serve selected international markets in the Caribbean

            [PICTURE]                           [PICTURE]
Polo Ralph Lauren distrivution      Stantec provided complete surveying services
center, High Point, North Carolina  for the development of the Centennial
                                    Parkway Bridge in Las Vegas, Nevada

and undertake projects with clients in designated areas around the world. We provide services in 17 distinct specialist practice areas grouped into five market segments -- Buildings, Environment, Industrial, Transportation, and Urban Land. And we offer specialized services in five life cycle phases-planning, design, construction, maintenance, and decommissioning. By cross selling our expertise between our regions and practice areas, we are able to offer clients in both the public and private sectors a full roster of services delivered through one source.

As we push forward with our growth plan, we gain momentum in our marketplace by expanding our geographic reach, strengthening our practice areas, and bolstering our work in our five life cycle phases. In 2004 we made great progress in this direction, achieving several key growth objectives -- the creation of a new region in the US Northeast, the development of a new market in the bio/pharmaceuticals sector, and the expansion of our Architecture & Interior Design practice area. Moving ahead, we plan to continue to grow our critical mass in all of our current regions while expanding outside these regions by integrating firms that provide services in our services matrix. Because of the mass we have built to date, we are now able to acquire larger firms. In addition, our strategy is to increase the depth of our expertise in our current practice areas, particularly in the Transportation and Environment market segments, both within and outside our existing regions.

OUR COOMPANY IS ON THE MOVE TO CONTINUE TO SUCCEED AND GROW

    [PICTURE]                                      [PICTURE]
17th Avenue roadway,             Centre of Excellence facillty at the Gold
Phoenix,Arizona               Bar Wastewater Treatment Plant, Edmonton, Alberta

                                    [PICTURE]
   Student Centre at the University of Toronto at Scarborough (Ontario) campus

WE HAVE THE DRIVE TO GENERATE QUALITY PROJECTS IN OUR CHOSEN MARKETS.

At Stantec we take pride in delivering projects that are both pleasing and functional, that achieve a high level of acceptance by users, and that provide a return on our clients' investment. Our projects touch every aspect of daily life -- from the water we drink to the roadways we travel, among many other human and environmental necessities.

Urban Land Since the late 1970s, we have built much of our momentum for project activity in the Urban Land market segment, helping our urban land clients create vibrant, livable communities in Alberta, the US Southwest, Ontario, and, most recently, the US Southeast. And opportunities for maintaining this activity continue to increase. For example, in Pima County, Arizona, the development of the 167,000-acre (67,600-hectare) Willow Springs Ranch community, for which we have assisted with preliminary feasibility analysis since 1998, is expected to continue over a 30-year period to a final buildout of 80,000 residential units. In Canmore, Alberta, our Urban Land practice areas -- Planning & Landscape Architecture, Urban Land Engineering, and Surveys/Geomatics -- are engaged in the planning and design of the 730-hectare (1,800-acre) Three Sisters Mountain Village, a project encompassing 5,500 units to be built over 15 years. And we are involved in the design of the Greensborough community in Markham, Ontario, which will include 5,700 units built over four years, and of The Vineyards at Lake Wylie in Charlotte, North Carolina, which will include 1,500 units built over three years, two other projects that point to continuing positive activity in the Urban Land market segment.

Page 10 Stantec Annual Report

Environment

But even as our mainstay market segment continues to be strong, we are growing our project activity in other areas. In the Environment market segment, we have contributed our expertise to the development of the Seymour-Capilano Filtration Plant for the Greater Vancouver Water District in British Columbia. Our multidiscipline project team provided integrated architecture and engineering services for the design of the plant, which includes a number of innovative features -- the blending of water from two major reservoir sources, high-rate filtration, energy conservation, ultraviolet disinfection, advanced automation and control, and geothermal heating. The team also used a Leadership in Energy and Environmental Design (LEED(R)) approach in every aspect of the plant design. Once complete in 2007, the Seymour-Capilano Filtration Plant will be the largest direct filtration facility in Canada and one of the largest in North America, providing up to 2 billion litres (528 million US gallons) of treated drinking water per day to over 2 million people within the Greater Vancouver metropolitan area. In 2004 we were also awarded an assignment to provide design services for an upgrade to the Ashbridges Bay Treatment Plant, Canada's largest secondary wastewater treatment facility, which has a treatment capacity of 900 megalitres (238 million US gallons) of wastewater per day and serves approximately 1.45 million people in the Beaches area of Toronto, Ontario. This capital project -- scheduled for completion within the next seven to eight years -- is one of the largest odor control projects to be carried out in North America and will address odor problems at the plant as well as involve a major upgrade of the aeration system and grit and screening facilities. And in Turner Valley, Alberta, a popular area for country residential homes, our skills in environmental remediation have helped us secure a long-term, multimillion-dollar contract to safely and efficiently eliminate the human and environmental risks of one of Alberta's oldest oilfields. Our client operates well sites and production facilities in the area that date back to the 1920s, and we are responsible for coordinating remediation activities designed to minimize environmental liabilities as well as maximize future land use, including sampling for soil and groundwater contaminants at the sites.

Buildings

We are growing momentum in the Buildings market segment through our Architecture & Interior Design group. As a result of expansion over the last year, the group now has the capacity to complete projects from offices in both Canada and the US. For example, in 2004 Stantec staff in Rochester and Buffalo, New York, worked with staff in Vancouver, British Columbia, to provide full architecture services along with civil, mechanical, and electrical engineering for the design of a new "greenfield" airport terminal at the Niagara Falls International Airport in Niagara Falls, New York. The integrated design concept they developed for the 74,000-square foot (6,875-square metre) terminal not only expresses the beauty, splendor, and power of the falls but also meets the needs of the sophisticated 21st-century airline passenger. The project is the first complete airport terminal design to be undertaken by our Architecture & Interior Design team in the US. During the year, the team also provided full architecture and interior design services for the development of a new Student Centre at the University of Toronto at Scarborough (Ontario) campus. Serving as the new heart of student activity on campus, the 4,710-square metre (50,700-square foot) facility houses student affairs offices, a radio broadcast studio, newspaper offices, health services, prayer rooms, club and meeting rooms, a bookstore, a restaurant, and lounges. The building was designed to meet LEED(R) silver certification standards, and a key sustainable design strategy was the reuse of structural steel extracted from the demolition of the Royal Ontario Museum.

 Transportation

We are also gaining strength in the Transportation market segment, where we have secured major new roadway, bridge, and transit assignments across North America. In New York State, our Transportation Infrastructure team is preparing the environmental impact assessment and design of a three-level, fully

         [PTCTURE]                                  [PTCTURE]
Indian and Northern Affairs           Model of the Niagara Falls International
office,Winnipeg, Manitobe                 Airport, Niagara Falls, New York

                                                                  Page 11   2004

                                   [picture]
We provided design services to convert an existing facility into a food-processing plant for Cantisano Foods in Fairport, New York.

directional interchange to address an increase in regional traffic flows at the juncture of Interstate 86 and U.S. Route 15 for the New York State Department of Transportation. This six-year project entails the complete reconfiguration of the main interchange along with the modification of three local interchanges, the reconstruction of 14 miles (22 kilometres) of expressway and ramps, and the rehabilitation of five miles (eight kilometres) of local roads. In addition, staff from 12 Stantec offices and five practice areas have contributed their talents and skills to the detailed design and engineering of the most challenging, downtown corridor section -- covering 8.25 miles (13.2 kilometres) -- of the Central Phoenix/East Valley Light Rail Transit system for Valley Metro Rail in Arizona. The new line, which is scheduled to open in 2008, will offer riders a speedy link between the cities of Phoenix, Tempe, Mesa, and Glendale.

Industrial

Finally, we are a growing force in the Industrial market segment as a result of the work of our Bio/Pharmaceuticals group. In 2004 a multidiscipline team from six Stantec locations in the US, Canada, and Puerto Rico was involved in all phases -- facility, process, and utilities and infrastructure design -- of a major facility expansion, including the development of two new oral solid dosage manufacturing suites, for Wyeth Pharmaceuticals in Puerto Rico. Wyeth is introducing two new tablet products and will use this world-class facility as its primary manufacturing site. The facility will feature state-of-the-art processing equipment,

[PTCTURE]                                                [PTCTURE]
Photo simulaation of the Interstate              St. Paul Elementary School,
86 and U.S Route 15 Interchange at                Lethbridge, Alberta
Painted Post, New York

Page 12 2004 Stantec Annual Report

[PTCTURE][PTCTURE]

technologies, and design enhancements to permit process automation and containment of the pharmaceutical ingredients. During the year, our Bio/Pharmaceuticals team in Binghamton and Melville, New York, also provided multidiscipline architecture and engineering services for the renovation of a vial-filling facility for a vaccine manufacturer in Pennsylvania. The solutions our team developed for the renovation will help the manufacturer increase the sterile processing capacity of its operations as well as address compound-handling, isolation, production formulation, and other concerns.

These are just a few of the quality projects we undertake for clients in our chosen markets.

                        [PTCTURE]
Toronto Western Hospital renovation and expansion
(joint venture), toronto, Ontario

OUR COMPANY IS ON THE MOVE TO GROW OUR PROJECT ACTIVITY IN THE MARKETS WE SERVE.

                          [PTCTURE]
Lakeshore West Sewage Treatment Plant, Kiingsville, Ontario

                                               Page 13 2004 Santec Annual Report

                                    [PTCTURE]
               Stantec's operating philosophy allows the Company to provide global expeertise through local delivery

WE HAVE THE STRENGTH TO EXECUTE BRILLIANTLY.

Our strength arises from our service delivery model. At the core of the model is "brilliant execution" -- pur commitment to creating uncompromising value-for our clients, employees, and shareholders. We put this key driver in motion through the combined elements of people, teamwork, clients, integrity, and profits. By employing and nurturing the best-trained, best-informed, and best-equipped people in our industry; working as one team across our Company; partnering with our clients; upholding the highest standards of personal, professional, and business integrity; and maintaining growth through profits, we are able to offer our clients comprehensive professional services; achieve consistent client satisfaction; provide expanded opportunities for pur employees; and generate solid performance for our shareholders. We lever our services in our marketplace through a large network of offices. Behind every local office is the power of our global organization, allowing us to provide "global expertise through local delivery."

Over the past five years, we have taken bold steps to build on our service delivery: model, enhancing our ability to execute. One move has been the addition of new practice areas to our services portfolio. In 1998 we added architecture to the roster of services in our Buildings market segment, making us one of the:few integrated architecture and engineering firms in our industry. This achievement was followed in 2002 by the creation of our Power, Resources & Chemicals practice area through the addition of services to our Industrial market segment. And in 2004 we began growing services in the bio/pharmaceuticals sector. The time and energy we have invested in integrating our multidiscipline groups and learning to work in new areas have not only broadened our ability to offer both single-source and multiteam project delivery to clients but also created new opportunities for our staff to share their expertise across disciplines.

The integration of our services has also enabled us to offer our clients a leading capability in sustainable building design -- the use of environmentally responsible strategies with a focus on sustainable site planning, safeguarding water'and water efficiency, promoting energy efficiency and the use of renewable energy sources, conserving

Page 14 2004 Stanec Annual Report
materials and resources, and maintaining indoor environmental quality. In 2004 we reached a milestone in this area when our Architecture & Interior Design group was certified to the International Organization for Standardization's
(ISO) environmental management system standard (ISO 14001), becoming the first architecture and interior design practice in Canada to achieve this registration. As well, an increasing number of our employees are becoming accredited in LEED(R) by the U.S. Green Building Council.

We have also grown momentum in our service delivery model by evolving Company-wide tools that help us work together across disciplines and geographic regions. For example, our Stantec Marketing Knowledge Center (SMKC), rolled out in 2003, gives employees around-the-clock access via the Web to a full range of marketing data, information, and materials. Similarly, the implementation of our new, integrated enterprise management system -- in 2003 and 2004 -- has enabled us to manage projects, financial information, human resources, and business intelligence 24/7 from anywhere across our organization. And we keep up-to-date with Company-wide news, initiatives, policies, and practices on a daily basis through StanNet, our Company intranet. In 2004 we introduced a number of system enhancements designed to streamline the use of the SMKC throughout the Company. Forging ahead, we will continue to improve our Web-based tools to support the delivery of multidisciplinary, integrated services.

                [PTCTURE]
On-line tools give employees 24/7 access to Company-wide knowledge.

OUR COMPANY IS ON THE MOVE TO DELIVER VALUE TO OUR CLIENTS, EMPLOOYEES, AND SHAREHOLDEERS.
[PTCTURE]                                [PTCTURE]
                     As part of a consortium, Stantec is designing one of the largest water treatment plants in Canada -- the Seymour-Capilano Filtration Plant in Vancouver,
                     British Columbia.

                                              Page 15 2004 Statnec Annual Report

                                    [PTCTURE]
            The Rogers Foods project team from Vancouver and Surrey,
                      Britsh Columbia,and Calgary, Alberta

WE HAVE THE ENERGY TO ACHIEVE OUR GOALS.

At Stantec our energy comes from our people. Whether it is a new recruit fresh from university or technical school or a seasoned veteran with many years of experience, day in and day out our employees are fully engaged in making our Company a success. Their passion for their work and commitment to excellence move projects ahead, enabling them to overcome challenges and find creative solutions to our clients needs.

Such momentum may look like circumstance or luck, but it is a natural result of our balanced leadership model an organization structure that is designed to achieve balance between what we sell and how we sell it (the practice side of the Company) and how effectively and efficiently we deliver our services to our clients (the operations side). Through consensus-based management requiring high levels of commitment, communication, and cooperation, the structure not only rewards individual input but also celebrates teamwork. Individuals within the structure are given the flexibility to both lead and follow in their roles, empowering them to execute their jobs to the best of their abilities. And each side of the structure must respect and be engaged with the other and work together on a day-to-day basis. That is our dynamic, ever-evolving organization, and that is what keeps our people motivated across pur Company.

Page 16 2004 Stantec Annual Report

For example, in 2004 it was the strength of our organization structure that enabled Norma Moores, a Transportation Engineer with our Hamilton, Ontario, office to meet the tight deadlines on two traffic studies she was completing for Stantec projects in Ontario by working with Chuck Huffine, a Transportation Engineer with our Rochester, New York, office. Chuck prepared a significant portion of the initial traffic impact analyses for the two projects -- one for our Urban Land team in Markham and the other for our Environmental group in Guelph. Norma then finalized the work and submitted it for formal agency approval. Chuck was also able to attend a public meeting for one of the studies on Norma's behalf.

The rewards of project collaboration across different practice areas were evident when one of our clients, a postsecondary institution in British Columbia, approached our Architecture & Interior Design team in Vancouver for help in preparing a business case to support the relocation of one of its campuses to a former Canadian Forces Army base. It was critical for the institution's representatives to find a solution that would sustain expected growth in enrollment along with new programs. Peter Wreglesworth, the Senior Principal in Architecture responsible for postsecondary education projects, saw a role for our Strategic Management team and contacted Gerry Devine, Senior Principal, in Edmonton, Alberta. Together members of the two groups met with the client and, led by Maril Murray, Project Manager, Strategic Management, went on to develop a successful proposal. The resulting business case included an analysis of the risks of relocation versus remaining on the current campus, as well as of the costs and financial value associated with both alternatives. Thanks to the inherent synergy Peter, Gerry, and Maril saw between their two practice areas, our client was well prepared to apply for funding and move forward with its relocation plans.

Time and again the energy of working together to address our clients' needs leads our teams to think outside the box. Such was the case for David Waverman, Senior Landscape Architect, and his team in Markham and Guelph, Ontario, when given the task of recreating the perennial garden that was the inspiration of Group of Seven painter J.E.H. MacDonald's The Tangled Garden (1916) at the MacDonald homestead in Thornhill, Ontario. The City of Vaughan contracted David and his team to provide heritage consulting and landscape master planning for the project. With no official records to go by, they turned to art history, spending countless hours researching specific details in the painting as well as art archives, journals, sketches, and MacDonald family photos to determine the exact location of the original garden. One of the many clues they used was the direction of the sunflower in the painting's foreground. The team then went to work restoring the garden, along with recreating the homestead's barn ruins to symbolically represent the backdrop to the painting. Since the completion of the restoration, the project has won our client's praise as well as a Regional Honour Award from the Canadian Society of Landscape Architects. Maril Murray and Gerry Devine (Edmonton, Alberta) developed a business case for a client in British Columbia.

[PHOTO OF MARIL MURRAY AND GERRY DEVINE (EDMONTON,ALBERTA) DEVELOPED A BUSINESS CASE FOR A CLIENT IN BRITISH COLUMBIA.]

                                               Page 17 2004 Santec Annual Report

[PHOTO OF TRIANGLE TRANSIT AUTHORITY REGIONAL RAIL PROJECT TEAM, MACON, GEORGIA]

During the year, the excitement of working as a team achieving shared goals and successes was also exemplified by the Manufacturing/Industrial groups in our Vancouver and Surrey, British Columbia, and Calgary, Alberta, offices in putting together the right combination of skills and talent to meet the needs of Rogers Foods, a flour miller, for a new facility near Chilliwack, British Columbia. The project included the development of offices, a maintenance shop, an end-product storage warehouse, a mill processing area, flour bin storage, grain/wheat silos, and a railcar/truck unloading area. Led by Principal-in-Charge Bob Wood and Project Manager Marcel Bittel, our staff rose to the challenge by utilizing four design-build construction contracts to complete the project on a fast-track basis. The team served as Rogers' project manager as well as providing technical services, including schematic/concept drawings and technical specifications, for the design-build proposal process. The end result is a state-of-the-art, highly automated facility capable of producing a wide variety of flour products using 250 tonnes (275 tons) of grain per day.

+And team collaboration was in the forefront of our work on the Triangle Transit Authority Regional Rail project, a 28-mile (45-kilometre) commuter rail transit system that will connect the cities of Raleigh and Durham, North Carolina. While our Transportation groups in Raleigh, Macon, Georgia, and Richmond, Virginia, led by Kenny Smith, Principal, were charged with producing the final design of two 4-mile (6.4-kilometre) segments of the system, our Surveys/Geomatics group, led by Tom Teabo, Principal, was responsible for providing supplemental surveying and subsurface utility engineering services for the entire 28-mile (45-kilometre) alignment and 12 stations. In total, the project involved 65 staff from all nine of our offices in the US Southeast and required additional assistance from staff in Edmonton, Alberta, and Toronto, Ontario. Altogether they designed the dual-track alignment of the trackway of each of the two segments along with

[PHOTO OF TRIANGLE TRANSIT AUTHORITY REGIONAL RAIL PROJECT TEAM, RALEIGH, NORTH CAROLINA]

Page 18 2004 Stantec Annual Report
bridges, retaining walls, noise walls, at-grade crossings, roadway improvements, drainage, traffic signals, utility relocations, signing, and traffic maintenance, and completed the surveying and subsurface utility engineering of over 500 properties, over 400 test holes, and 150 miles (240 kilometres) of underground utilities. Scheduled for operation in 2007, the Triangle Transit

Authority Regional Rail system will provide a safe, convenient way for an expected 28,000 daily commuters in the Raleigh-Durham area to travel to and from work, school, recreational activities, and cultural events.

These are only a few illustrations of the energy, commitment, and innovative ideas our people contribute to the success of our Company.

[PHOTO OF NORMA MOORES(HAMILTON, ONTARIO) AND CHUCK HUFFINE (RECHESTER,NEW
YORK)COLLABORATED TO COMPLETE TRAFFIC STUDIES IN ONTARIO.]

OUR COMPANY IS ON THE MOVE TO WORK TOGETHER TO REACH OUR GOALS.

[PHOTO OF DAVID WAVERMAN AND SHANNON BAKER(MARKHAM AND GUELPH, ONTARIO) HELPED RECREATE A HISTORIC GARDEN.]

                                              Page 19 2004 Stantec Annual Report

[PHOTO OF ROCHESTER, NEWYORK, STAFF PARTICIPATED
IN THE LOCAL ADOPT-A- HIGHWAY PROGRAM.]

[PHOTO OF A GOLF TOURNAMENT IN RED DEER,ALBERTA,BENEFITED BIG BROTHERS &BIG SISTERS.]

Indeed, our Company has been a caring force in the community from the beginning when our founder, Dr. Don Stanley, encouraged his first employees to be active in their communities in northern Alberta in the 1950s. Since then, we have grown sufficient mass to enhance the knowledge, prosperity, health, and quality of life of the communities in which we work across North America.

We gained momentum for our community efforts in 2002 when we introduced a formal Community Investment Program that channels our contribution to the growth of our communities in four primary areas -- arts, education, health and wellness, and the environment. The program targets to donate 1 % of our annual pretax profits to charitable and non-profit organizations, encourages personal charitable giving by employees, and promotes and facilitates employee volunteerism.

In 2004 we pushed forward with our commitment to our communities by supporting greater employee involvement and increased community presence across our organization. One exciting initiative introduced during the year was the Company-wide Stantec Scholarship Program, which through partnerships with major universities provides funding for students principally in the architecture, engineering, and design fields in each of our regions. In addition, to celebrate our 50th anniversary in 2004, we sponsored a program to plant trees -- altogether close to 8,400 seedlings -- on behalf of our employees throughout the Company. Focusing on areas affected by forest fires or

Page 20 2004 Stantec Annual Report.

drought, Stantec employees will begin planting in the spring of 2005 alongside representatives from the Tree Canada Foundation, the Arbor Day Foundation (US), the Conservation Trust of Puerto Rico, and the Arbor Day Committee (Barbados).

Always on the move with community spirit, Stantec staff across the Company supported numerous community endeavors with donations of their time, expertise, and skills during the year. For example, staff from our Engineering team in Black Rock, St. Michael, Barbados, contributed their services at a reduced cost to the development of the General Arnold Brown Youth Center, part of the Reed Street Rehabilitation Project sponsored by the Salvation Army. The rehabilitation project will provide computer skills training for local youth at risk. And in Calgary, Alberta, 15 staff from our Urban Land, Buildings, and Environment groups volunteered their time and muscles to help the local Habitat for Humanity committee build a townhouse for a family in the southeast area of the city.

Throughout the year, successful fundraising campaigns in all Stantec locations resulted in donations to the United Way, the Juvenile Diabetes Research Foundation, the American Cancer Association, the Canadian Cancer Society, the Heart and Stroke Foundation of Canada, the American Heart Association, and many other worthwhile organizations.

Moving ahead, to address the needs of victims of the 2004 tsunami disaster in Southeast Asia and eastern Africa, we will be teaming with non-profit organizations working in the affected areas to determine how we can best contribute our engineering, architectural, and technical expertise to the rebuilding of infrastructure over the coming years.

These are only a few examples of the many ways in which Stantec is a caring force in communities across North America and beyond.

[PHOTO OF EMPLOYEES GAVE BLOOD AT THE KITCHENER, ONTARIO, OFFICE.]

[PHOTO OF RALEIGH,NORTH CAROLINA STAFF TOOK PART IN A WALK TO RAISE MONEY FOR THE PIEDMONT WIDDLIFE CENTER]

OUR COMPANY IS ON THE MOVE TO CONTRIBUTE TO A SUSTAINABLE FUTURE FOR OUR COMMUNITIES.

[PHOTO OF GENERAL ARNOLD BROWN YOUTH CENTER, BLACE ROCK, ST. MICHAEL, BARBADOS]

[PHOTO OF STAFF VOLUNTEERED AT A CHARITY BARGBEQUE IN SASKATOON, SASKATCHEWAN.]

                                              Page 21 2004 Stantec Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis of Stantec's operations and financial position, dated February 11, 2005, should be read in conjunction with the Company's 2004 consolidated financial statements and related notes, as well as the Message to Shareholders and management discussions included in this annual report. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We refer to and use the terms "net revenue" and "gross margin" throughout our analysis, and the definitions of these terms are provided in the Results section.

[PHOTO OF DON WILSON (VICE PRESIDENT &CFO), JAN MULLIGAN (DIRECTOR,FINANCIAL), DAN LEFAIVRE (VICE PRESIDENT & CORPORATE CONTROLLER)]

OUR COMPANY'S CURRENT GOAL IS TO BECOME A TOP 10 GLOBLE DESIGN AND CONSULTING SERVICES FIRM BY THE YEAR 2008.

Page 22 2004 Stantec Annual Report

WE ARE CONFIDENT THAT WE CAN REAC H OUR GOAL BECAUSE WE HAVE AN ORGANIZATION OF DEDICATED EMPLOYEES WHHO GIVE US OUR COMPETITIVE ADVANTAGE.

CAUTION REGARDING FORWARD-LOKING STATEMENTS

Stantec's public communications often include written or verbal forward-looking statements. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about : future economic conditions and courses of action and include future-oriented financial information.

Statements;of this type are included in this report and may be included in filings with Canadian securities regulators or in other communications. '. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2005 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and US economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report to not place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these statements.

[PICTURE] [ARCHITECTURE AND INTERIOR DESIGN OF RTHE FINESSE HOME LIVING STORE RENOVATION, EDMONTION, ALBERTA]

In addition to the factors set out in the Risk section below, the following factors, among others, could cause Stantec's actual results to differ

                                              Page 23 2004 Stantec Annual Report

      [PHOTO OF URBAN LAND PLANNING FOR WINDSOR PARK, REGINA, SASKATCHEWAN]

 materially from those projected in our forward-looking statements:

      -     Global capital market activities

      -     Fluctuations in interest rates and currency values

      -     The effects of war or terrorist activities

      - The effects of disease or illness on local, national, or international economies

      - The effects of disruptions to public infrastructure, such as transportation or communications

      -     Disruptions in power or water supply

      -     Industry and worldwide economic and political conditions

      -     Regulatory and statutory developments

      - The effects of competition in the geographic and business areas in which we operate

      -     The actions of management

      -     Technological changes.

We caution that the above list of factors is not exhaustive and that when relying on forward- looking statements to make decisions with respect to Stantec, investors and others should carefully consider these factors, as well as other uncertainties and potential events, along with the inherent uncertainty of forward-looking statements. Stantec does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf.

 VISION, CORE BUSINESS, AND STRATEGY

Founded in 1954, Stantec provides professional design and consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and project management for the infrastructure and facilities sector. Through multidiscipline service delivery, we support clients through the entire project life cycle -- from the initial concept and financial feasibility phases to project completion and beyond.

                                              Page 24 2004 Stantec Annual Report

Our Company's current goal, which we established in 1998, is to become a top 10 global design and consulting services firm with $1 billion in annual revenue by the year 2008. To achieve this objective, we will continue to deliver fee-for-service professional services in the infrastructure and facilities market and to follow an orderly growth plan. We are confident that we can reach our goal because we operate in a large market that currently generates more than US$50 billion in sales every year and because we have an organization of dedicated employees who give us our competitive advantage -- the ability to execute a proven operating strategy through a focused, sustainable business model. Our three-dimensional model -- which is based on diversifying our operations in distinct geographic regions, specializing in distinct but complementary practice areas, and providing services in all five phases of the infrastructure and facilities project life cycle-allows us to manage risk while continuing to increase our revenue and earnings.

GEOGRAPHIC DIVERSIFICATION

Currently, our geographic reach principally includes five economic regions in Canada and the US as well as a project presence in the Caribbean and other selected international locations. Our strategy for geographic diversification has two components. The first is to grow our existing regional operations by expanding our services particularly in areas where we have not yet reached a mature market presence. We target to achieve a market penetration of $10 million in revenue per 1 million population in these regions. Secondly, our strategy includes expansion outside our existing regions principally in the US and Canada. We expect to continue to expand geographically primarily by

TO ACHIEVE OUR OBJECTIVE WE WILL CONTINUE TO DELIVER FEE-FOR SERVICE PROFESSIONAL SERVICES ANOD TO FOLLOW AN ORDERLY GROWTH PLAN.

acquiring firms that meet our integration criteria and to a lesser extent by growing organically.

PRACTICE AREA SPECIALIZATION

Specialization and diversification of services are achieved by providing services in 17 distinct practice areas that can generally be grouped into five key market segments -- Buildings, Environment, Industrial, Transportation, and Urban

                                    [PICTURE]
PLANNING AND LANDSCAPE ARCHITECTURE FOR STEELE INDIAN SCHOOL PARK, PHOENIX, ARIZONA]

                                               Page 25 200 Stantec Annual Report

Land. Focusing on this combination of project services helps differentiate us from our competitors, allowing us to enhance our presence in new geographic regions and markets and to establish and maintain client relationships. Our strategy for strengthening this dimension of our business model is to increase the depth of our expertise in our current practice areas and to selectively add complementary practice areas to our operations.

LIFE CYCLE SOLUTIONS

The third element of our business model is the provision of professional services in all five phases of the project life cycle -- planning, design, construction, maintenance, and decommissioning. This inclusive approach allows us to deliver services during periods of strong new capital project activity (i.e., design and construction) as well as periods of lower new capital project expenditures (i.e., maintenance and rehabilitation). Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owners' representative, providing project management, surveying, and resident engineering services. We focus principally on fee-for-service type work and generally do not act as the contractor or take on construction risk. Following project completion, during the maintenance stage, we provide ongoing professional services for maintenance and rehabilitation in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, in the decommissioning phase, we provide solutions and recommendations for taking facilities out of active service.

Through our "One Team. Infinite Solutions." approach to our business, we are able to undertake infrastructure and facilities projects of any size for both public and private sector clients. Currently, the majority of assignments we pursue are small to midsize projects with a capital value of

                                   [PICTURE]

[ARCHITECTURE AND INTERIOR DESIGN OF THE CENTRE FOR KINESIOLOGY, HEALTH ANDS SPORT, REGINA, SASKATCHEWAN]

Page 26 2004 Stantec Annual Report

       [PICTURE]                                       [PICTURE]
      MASTER PLANNING                  [PLANNING AND DESAIGN OF WATER AND SEWER
  FOR THE GRIESVBACH  NEIGHBORHOOD      SYSTEM, ROADWAYS,  AND BRIDGES
 REDEVELOPMENT, EDMONTON, ALBERTA]      FOR THE CANYONS RESORT, PARK CITY, UTAH]

less than $100 million and potential project fees for Stantec of less than $10 million. These types of projects represent the largest share of the infrastructure and facilities market. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

KEY PERFORMANCE DRIVERS

At Stantec our performance depends on our ability to attract and retain qualified people; make the most of market opportunities; finance our growth; find, acquire, and integrate firms and/or new employees into our operations; and achieve top-three market penetration in the geographic areas we serve. Based on our success with these drivers, we believe that we are well positioned to continue to be a major provider of professional design and consulting services in our principal geographic regions.

PEOPLE

The most important driver of our Company's performance is our people. Our people are our most valuable resource because they create the project solutions we deliver to clients. To reach our goal of becoming a top 10 global design firm, we are growing our workforce through a combination of internal hiring and acquisitions. We measure our success in this area by total staff numbers. In 2004 our staff increased to approximately 4,350 from 3,700 in 2003. Currently, our workforce is made up of about 2,150 professionals, 1,550 technical staff, and 650 support personnel. We expect our employee numbers to continue to increase in 2005 and beyond as we pursue our growth plan.

To attract and retain qualified staff, our Company offers opportunities to be part of a multidiscipline team working on challenging projects with some of the best people in our industry. We are continually strengthening our people-oriented culture, and in 2004 we completed a number of activities, including revising our career development and performance review process to enhance our focus on career development and modifying and realigning our benefits programs to provide more personal choice and emphasize wellness and preventative care. These programs will be implemented in the first quarter of 2005. In addition, improved and enhanced staff training programs are slated for introduction in the second quarter.

                                              Page 27 2004 Stantec Annual Report

                                   [PICTURE]
[SURVEYING, DESIGN, AND CONOSSSTRUCTION MANAGEMENT OF THE WELD COUNTY ROAD 13 BRIDGE REPLACEMENT, WELD COUNTY, COLORADO]

Because of our "diversified portfolio" approach to business -- operating in different regions and practice areas -- we are generally able to redeploy a portion of our workforce when faced with changes in local, regional, or national economies or practice area demand. Currently, we see no overall shortage of qualified staff for our operations. Although there will always be some areas where it will be difficult to find appropriate staff during certain periods, as we increase in size we become better able to address these issues by using staff from other parts of the Company either through temporary relocation or changes in work allocation. We are continually improving our ability to work on projects from multiple office locations through Web-based technology.

      INDUSTRY ENVIRONMENT/MARKET OPPORTUNITIES

      Another key driver of our Company's success is our ability to make the most of opportunities to grow in our marketplace. We believe that growth is necessary in order to enhance the depth and breadth of our expertise, broaden our services, increase our shareholder value, provide more opportunities for our employees, and lever our information technology systems. Over the last 11 years, we have integrated a total of approximately 3,400 employees into our operations through a combination of direct hiring and acquisitions. We are confident that we can continue to take advantage of acquisition opportunities because we operate in an industry sector that includes more than 100,000 firms and is estimated to generate over US$50 billion in revenue in North America every year, of which we currently have less than a 1 % market share. (According to the Engineering News Record, the largest 500 engineering and architecture companies in the US alone generated nearly US$50 billion in fees in 2003.) Our strategy for increasing this percentage is to combine internal growth with the acquisition of firms that believe in our vision and want to be part of our growing company.

Page 28 2004 Stantec Annual Report

In 2004 we completed four acquisitions, one in the US, which established a new region for Stantec in the Northeast, and three in our Canadian operations. In total, these acquisitions added approximately 530 employees to our Company. The integration of acquired firms begins immediately following the acquisition closing date and may take between six months and three years. It involves incorporation into our Company-wide information technology and financial management systems as well as provision of "back office" support services from our corporate office. This approach allows our new staff to focus on continuing to serve clients with as little interruption as possible.

Stantec's acquisition program is managed by an acquisition team dedicated to supporting the Company's growth objectives. The team is responsible for identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and assisting with the integration of employees and systems.

FINANCING

Stantec's success also depends on our continuing ability to finance our growth. Adequate financing gives us the flexibility to make appropriate investments in our future. Over the past 11 years, Stantec has grown at a compound annual rate of 19%. To fund this growth, the Company requires cash generated from both internal and external sources. Historically, we have completed acquisitions using mostly cash and notes, with very little use of the Company's shares.

We have sought additional financing through the public sale of shares to maintain our internal debt to equity guidelines at times when our growth has outpaced our ability to generate cash inside the Company. Our practice is to raise additional equity to replenish our cash reserves, pay down debt, or strengthen the Company's balance sheet. To date, we have issued additional shares for these purposes on three occasions -- in 1997, 2000, and 2002.

                   [PICTURE]

[DESIGN REVIEEW AND CONSTRUCTION SUPERVISION FOR THE REHABILITATION OF POTABLE WATER SYSTEMS, MALAWI]

MARKET PENETRATION

Also key to Stantec's success is achieving a certain level of market penetration in the geographic areas we serve. Our goal is to be among the top three service providers in our geographic regions and practice areas. With this level of market presence, we are less likely to be affected by downturns in regional economies. Top-three positioning also gives us increased opportunities to work for the best clients, obtain the best projects, and attract the best employees in a region, and is important for building or maintaining the critical mass of staff needed to generate consistent performance and support regional infrastructure.

                                              Page 29 2004 Stantec Annual Report

RESULTS
OVERVIEW OF 2004
The following table summarizes some of our key information:

                           SELECTED ANNUAL INFORMATION

                            (in millions of dollars,
                              except per share and
                            share amounts) (prepared
                               in accordance with
                                 Canadian GAAP)

                                                               2004         2003         2002
Gross revenue                                                    520.9        459.9        428.5
Net income                                                        30.2         25.1         20.2
Earnings per share - basic                                        1.63         1.37         1.12
Earnings per share - diluted                                      1.59         1.31         1.07
Cash dividends declared per common share                           Nil          Nil          Nil
Total assets                                                     362.1        326.6        299.0
Total long-term debt                                              34.0         44.6         62.3
Outstanding common shares - as at December 31               18,871,085   18,327,284   18,282,720
Outstanding common shares - as at February 11, 2005         18,906,585
Outstanding share options - as at December 31                1,071,333    1,479,100    1,296,200
Outstanding share options - as at February 11, 2005          1,033,833

The information reflected above is impacted by the four acquisitions we completed in 2004, the four completed in 2003, and the 10 completed in 2002. Each of these acquisitions will impact the level of gross revenue and net income earned in the year of acquisition and going forward as further explained in the Results of Operations section.

[PICTURE]
[MARCUS WHITMAN CENTRAL SCHOOL DISTRICT CAFETERIA AND AUDITORIUM, RUSHVILLE, NEW YORK]

Page 30 2004 Stantec Annual Report

HIGHLIGHTS FOR 2004

- The results we achieved in 2004 compared to the expected ranges we established in our 2003 Management's Discussion and Analysis are as follows:

                                                                                      Result
Measure                                                             Expected Range     Achieved
Debt to equity ratio - [note 1]                              At or below 0.5 to 1       <0.0
Return on equity - [note 2;                                        At or above 14%      17.3%
Net income as % of net revenue                                      At or above 5%       6.7%
Gross margin as % of net revenue                                Between 52 and 54%      54.2%
Administrative and marketing expenses as % of net               Between 39 and 41%      40.9%
revenue
Effective income tax rate                                   Between 36.5 and 37.5%      32.4%

      Note 1 -- Debt to equity ratio is calculated as long-term debt plus current portion of long-term debt plus bank indebtedness less cash, all divided by shareholders' equity.

      Note 2 -- Return on equity is calculated as net income for the year divided by average shareholders' equity over each of the last four quarters.

- Earnings per share -- Our basic earnings per share increased 19.0% to $1.63 from $1.37 in 2003.

- Effective income tax rate -- Our effective tax rate decreased to 32.4% in 2004 from 36.7% in 2003.

- Growth by acquisition -- We completed four acquisitions in 2004, including the addition of The Sear-Brown Group, Inc., a New York-based firm with approximately 400 employees, the acquisition of two architecture companies -- GBR Architects Limited and Dunlop Architects Inc. -- and the addition of Shaflik Engineering Ltd. through an asset purchase.

- Investment in costs and estimated earnings in excess of billings and in accounts receivable -- We reduced our investment (measured by number of days' revenues) to 101 days at the end of 2004 from 119 days at the end of 2003. The implementation of our new enterprise management system during 2003 had a significant impact on our resources -- both in terms of people and finances. Adjusting to the breadth of the new system created a significant learning curve. One of the impacts was an initial increase in the time required to prepare invoices to send to clients. As a result, we experienced an increase in costs and estimated earnings in excess of billings during the fourth quarter of 2003.

[PICTURE]
[SURVEYING AND BASE MAPPING FOR THE U.S.NATIONAL PARK SERVICE, NEVADA AND CALIFORNIA]
                                              Page 31 2004 Stantec Annual Report

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[PHOTO OF SOIL TESTING FOR THE SOMERSETT DEVELOPEMENT,RENT,NEVADA]

- Divestitures -- In 2003 we entered into an agreement in principle to dispose of our 50% share in Lockerbie Stanley Inc. This agreement was finalized in Q3 04. During Q4 04, we divested of our interest in Goodfellow EFSOP(TM) technology, which comprised our Technology segment.

- Property sale -- During the fourth quarter of 2004, we completed the sale of our office building in Edmonton, Alberta, for cash proceeds of $34.5 million. Concurrent with the sale, we leased the property back for a period of 15 years. The gain of $7.1 million realized on the sale has been deferred and will be recognized as a reduction of rental expense over the 15-year term of the operating lease.

CRITICAL ACCOUNTING ESTIMATES

The notes to our December 31, 2004, consolidated financial statements outline our significant accounting estimates. The accounting estimates discussed below are considered particularly important since they require the most difficult, subjective, or complex management judgments. Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

REVENUE AND COST RECOGNITION ESTIMATES ON CONTRACTS

Revenue from fixed fee and variable fee with ceiling contracts is recognized using the percentage of completion method based on the ratio of contract costs incurred to total estimated contract costs. We believe that costs incurred are the best available measure of progress toward completion of these contracts. Estimating total direct contract costs is subjective and requires the use of our best judgments based upon the information we have available at that point in time. Our estimate of total direct contract costs has a direct impact on the revenue we recognize. If our current estimates of total direct contract costs turn out to be higher or lower than our previous estimates, we would have over-or underrecognized revenue for the previous period. We also provide for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in our estimates are reflected in the period in which such changes are made.

Page 32 2004 Stantec Annual Report

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PROVISION FOR DOUBTFUL ACCOUNTS

We use estimates in determining our allowance for doubtful accounts related to trade receivables. These estimates are based on our best assessment of the collectibility of the related receivable balance based, in part, on the age of the specific receivable balance. Future collections of receivables that differ from our current estimates will affect the results of our operations in future periods.

GOODWILL

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value of the reporting unit to the estimated fair value to ensure that the fair value is greater than the carrying value. We arrive at the estimated fair value of a reporting unit using valuation methods such as discounted cash flow analysis. These valuation methods employ a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earnings multiples. Estimating the fair value of a reporting unit is a subjective process and requires the use of our best estimates. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an impairment loss in future periods.

RESULTS OF OPERATIONS

In 2004, because the operations associated with our Design Build and Technology segments were disposed of during the year, all of our operations are included in one reportable segment -- Consulting Services.

Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

[PICTURE]

[ENGINEERING DESIGN FOR THE TRANSALTA TRI LEISURE CENTRE, SPRUCE GROVE, ALBERTA]

                                              Page 33 2004 Stantec Annual Report